Contact

rileykeen@gmail.com

www.linkedin.com/in/rileykeen
(LinkedIn)

Top Skills

Sketching

Concept Design

Industrial Design

Riley Keen Sr.

Product & Business Innovation | CharaChorder, Toyota, Georgia Tech
The Colony, Texas, United States

Summary

www.charachorder.com

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Experience

Spur Haptics Inc. (Formerly CharaChorder Inc.) April 2026 - Present
CharaChorder
Chief Executive Officer
July 2019 - Present (7 years 1 month)
Dallas/Fort Worth Area

Toyota North America
Senior Analyst - Project Lead
January 2018 - March 2022 (4 years 3 months)
Plano, Texas

Georgia Institute of Technology
Digital Fabrication Lab Operations
August 2016 - January 2018 (1 year 6 months)
Digital Fabrication Lab

Toyota North America
Service Design Consultant
June 2017 - August 2017 (3 months)
Plano, Texas

Tindall Corporation
Product and Process Development
January 2015 - August 2016 (1 year 8 months)
Atlanta, GA

TECAstudio
Product Designer
June 2014 - December 2014 (7 months)
Shenzhen, Guangdong, China

Education

Georgia Institute of Technology
Masters, Product Design · (2016 - 2018)

Appalachian State University
Bachelor of Science (BS), Product Design · (2010 - 2014)